Exhibit 99.3

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
Curaleaf Holdings, Inc. (the "Issuer").	CURA

Date: April 7, 2021	Is this an updating or amending Notice: ☑ Yes ☐ No

If yes provide date(s) of prior Notices:

Issued and Outstanding Securities of Issuer Prior to Issuance: 592,326,068

Pricing

Date of news release announcing proposed issuance: March 9, 2021 or

Date of confidential request for price protection:

Closing Market Price on Day Preceding the news release: $18.32 or

Day preceding request for price protection:

Closing

Number of securities to be issued: 16,420,495

Issued and outstanding securities following issuance: 608,746,563

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.
2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.
3.	Complete Table 1B – Related Persons only for Related Persons
4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.
5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction
6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 1

Part 1.         Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

	Number of	Purchase	Conversion	Prospectus	TotalSecurities	Payment
Full Name	Securities	price per	Price (if	Exemption	Previously	Date(1)	Describe
&Municipality of	Purchased	Security	Applicable)		Owned,		relationship to
Residence	or to be	(CDN$)	(CDN$)		Controlled or		Issuer (2)
of Placee	Purchased				Directed

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised:	.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 2

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:	.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	.

(b)	Number	.

(c)	Price per security	.

(d)	Voting rights

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number	.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options)	.

(c)	Exercise price	.

(d)	Expiry date	.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	.

(b)	Maturity date	.

(c)	Interest rate	.

(d)	Conversion terms	.

(e)	Default provisions	.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 3

8.	Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): .

(b)	Cash	.

(c)	Securities	.

(d)	Other	.

(e)	Expiry date of any options, warrants etc.	.

(f)	Exercise price of any options, warrants etc.	.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship .

10.	Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).
.

11.	State whether the private placement will result in a change of control.
.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. ______________________________________________________________________________________________

.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 4

Part 2.          Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On March 9, 2021, the Issuer announced that it has signed a definitive agreement to acquire EMMAC Life Sciences Limited (“EMMAC”) for base consideration of approximately US$286 million to be paid 85% in subordinate voting shares of the Issuer (“Subordinate Voting Shares”) and 15% in cash. Contingent consideration of up to US$57 million will be paid in Subordinate Voting Shares and cash in the same ratio based upon the successful achievement of performance milestones.

The proposed transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures, LP an investment fund managed by Mr. Boris Jordan, the Executive Chairman of the board of directors of the Issuer and control person of the Issuer, having an interest in the proposed transaction by way of a profit interest and a convertible debt instrument which will convert into shares of EMMAC representing 8% of EMMAC equity at closing of the proposed transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Issuer intends to rely upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Issuer obtain a formal valuation of the proposed transaction and that the proposed transaction receive the approval of the minority shareholders of the Issuer.

The terms of the proposed transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the board of directors of the Issuer free from any conflict of interest with respect to the proposed transaction (the “Special Committee”), all of which are independent members of the board of directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee has received a fairness opinion from Eight Capital (“Eight Capital”) to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by the Issuer as part of the proposed transaction is fair from a financial point of view, to the Issuer. The fee paid to Eight Capital in connection with the delivery of its fairness opinion is not contingent on the successful implementation of the proposed transaction.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 5

The Issuer will acquire EMMAC for base consideration of £0.50 per share of EMMAC, comprised of approximately GBP£35 million in cash (equivalent to approximately US$50 million in cash), 16,420,495 Subordinate Voting Shares (based on the exchange ratio of Subordinate Voting Shares for each EMMAC share agreed by the parties). At the closing share price of Subordinate Voting Shares of US$14.12 on the CSE on March 8, 2021, the total base consideration in Subordinate Voting Shares and cash is valued at US$286 million. An additional US$57 million consideration will be paid subject to performance-based earn-outs.

Post-transaction, the former shareholders of EMMAC will have approximately 3% pro forma ownership of the Issuer on a fully-diluted basis, before factoring in the performance-based earn-outs. The portion of the consideration to be paid through the issuance of Subordinate Voting Shares will be subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the share received, with release of 5% from such restrictions at the end of each calendar quarter following the closing. The proposed transaction is expected to close in the second quarter of 2021, subject to customary closing conditions and regulatory approval. The transaction has been unanimously approved by the boards of directors of both EMMAC and the Issuer, with Mr. Boris Jordan abstaining from the voting.

The proposed transaction is scheduled to close on April 7, 2021. At closing, the Issuer will issue to the former securityholders of EMMAC an aggregate of 16,420,495 Subordinate Voting Shares, of which 706,105 Subordinate Voting Shares will be issued in escrow pursuant to the terms of the transaction.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

Please refer to section 1 immediately above.

The Issuer, as purchaser, has entered into a purchase agreement with EMMAC, and shareholders of EMMAC who own more than 50% of the issued and outstanding shares of EMMAC, whereby the Issuer will acquire 100% of the shares of EMMAC.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: Approximately US$ 286,000,000 (equivalent to CAD$362,076,000 at an exchange rate of CAD$1.266 for US$1.00).

(b)	Cash: Approximately US$ 50,000,000 (equivalent to CAD$ 63,300,000 at an exchange rate of CAD$1.266 for US$1.00).

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(c)	Securities (including options, warrants etc.) and dollar value:In connection with the closing of the acquisition of EMMAC, the Issuer will issue 16,420,495.00 Subordinate Voting Shares Voting representing an aggregate dollar value of approximately CAD$ 300,823,468 based on the closing market price of the Subordinate Voting Shares on the CSE as of March 8, 2021.

(d)	Other: The sellers will be entitled to receive up to US$57 million based upon the successful achievement of performance milestones, which will be paid 85% in Subordinate Voting Shares (up to 3,359,592 Subordinate Voting Shares worth approximately USD $47 million and 15% in cash (approximately USD $10 million).

(e)	Expiry date of options, warrants, etc. if any: N/A.

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

The purchase price results from arm’s length negotiations between the Issuer and the principals of EMMAC.

The terms of the proposed transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the board of directors of the Issuer free from any conflict of interest with respect to the proposed transaction (the “Special Committee”), all of which are independent members of the board of directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee has received a fairness opinion from Eight Capital (“Eight Capital”) to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by the Issuer as part of the proposed transaction is fair from a financial point of view, to the Issuer. The fee paid to Eight Capital in connection with the delivery of its fairness opinion is not contingent on the successful implementation of the proposed transaction.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer:

Please refer to section 4 immediately above.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 7

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party1	Describe relationship to Issuer (1)
The security holders of EMMAC	16,420,495 Subordinate Voting Shares for the base consideration and up to 3,359,592 Subordinate Voting Shares for the earn-out component. Please refer to sections 1 and 3 above for additional details.	$20.77	N/A	s. 2.16 of NI 45-106 (Canadian security holders of EMMAC) s. 3 of BCI 72-503 (non-Canadian security holders of EMMAC)	Nil	Please refer to the discussion above regarding the related party transaction considerations applicable to the proposed transaction.

(1) Indicate if Related Person.

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Sell-side due diligence, customary legal due diligence and legal opinions.

8.	Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

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(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A.

(f)	Exercise price of any options, warrants etc. N/A.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

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FORWARD LOOKING STATEMENTS

This document contains forward–looking statements and forward–looking information within the meaning of applicable securities laws which include, but are not limited to, the expected date for the completion of the transaction described above, the anticipated benefits of the transaction described above, the expected market size for cannabis in Europe and the expected penetration of Issuer's products in Europe, the expected expansion of Issuer's international footprint,. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this document contains forward-looking statements and information concerning the proposed acquisition of EMMAC Life Sciences Limited. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new release. These assumptions include, but are not limited to, the ability of Issuer to complete the transaction described above, to successfully integrate the business of EMMAC and to realize the anticipated benefits to Issuer of the transaction described above, the ability of Issuer to increase the cultivation activity of Terra Verde, Issuer's ability to serve customers in various European markets, the assumption that the cannabis consumption habits in European markets will replicate the cannabis consumption habits in the US and the assumption that demand for cannabis products in Europe will continue to grow, the asssumptions that Issuer, EMMAC and its subsidiaries will obtain, maintain and renew the licenses required for them to operate their business in the various European jurisdictions in which EMMAC and its subsidiaries operate. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and other factors may include, but are not limited to: general business, economic, political and social uncertainties; general capital market conditions and market prices for securities; the failure of Issuer to complete the transaction described above; the risk that Issuer may not be able to successfully integrate the business of EMMAC and their respective corporate cultures; the risk that the benefits of the transaction anticipated by Issuer may not materialize; delay or failure to receive applicable corporate or regulatory approvals; competition and changes in legislation affecting Issuer or EMMAC; the inability of Issuer, EMMAC and its subsidiaries to obtain, maintain and renew the licenses required for them to operate their business in the various European jurisdictions in which EMMAC and its subsidiaries operate; potential importation or exportation restrictions prohibiting EMMAC or its subsidiaries to export its products in other jurisdictions. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Issuer's latest annual information form filed September 25, 2020, which is available under the Issuer's SEDAR profile at www.sedar.com, and in other filings that the Issuer has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this document.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 10

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

[signature page follows]

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 11

Dated: April 7, 2021.

Joseph Bayern
Name of Director or Senior Officer

(Joseph Bayern)
Signature

Chief Executive Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 12

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE" or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES October 2019 Page 13